Mail Stop 6010

September 12, 2006

Jon Anderson
Chief Financial Officer
Actel Corporation
2061 Stierlin Court
Mountain View, California 94043

> **Re:    Actel Corporation**
> **Form 10-K for the fiscal year ended January 1, 2006**
> **Filed March 17, 2006**
> **Form 10-Q for the quarterly period ended April 2, 2006**
> **File No. 000-21970**

Dear Mr. Anderson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant